Exhibit 3

This Form ATS-N amendment is an amendment to Part II, Items 4.a. and 4.b. and Part III, Item 7.a. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part II, Item 4.a.

LNI, which routes LPC orders to the Negotiation ATS and LNI resting orders to the H2O ATS (as described in the Form ATS-N for the H2O ATS), interacts with the ATSs in a coordinated manner, as described in the response to Item 16 of Part III.

In particular, LNI can simultaneously transmit an LPC order to the Negotiation ATS and an LNI resting order to the H2O ATS. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

A participant can instruct LNI that a parent order that otherwise could be routed to both ATSs should only route to the H2O ATS and not to the Negotiation ATS.

Part II, Item 4.b.

LNI, which routes LPC orders to the Negotiation ATS and LNI resting orders to the H2O ATS (as described in the Form ATS-N for the H2O ATS), interacts with the ATSs in a coordinated manner, as described in the response to Item 16 of Part III.

In particular, LNI can simultaneously transmit an LPC order to the Negotiation ATS and an LNI resting order to the H2O ATS. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

A participant can instruct LNI that a parent order that otherwise could be routed to both ATSs should only route to the H2O ATS and not to the Negotiation ATS.

Part III, Item 7.a.

A. List of order types

The Negotiation ATS has two order types:

* Manual negotiation orders

* Liquidnet pool contra (LPC) orders.

We describe each of these order types in response to this Item 7.a.

B. Manual negotiation orders

Indications

Background

Members interact with the system by transmitting indications to LNI. Indications are non-binding, which means that a further affirmative action must be taken by the trader before an executed trade can occur.

OMS requirement

Every Member that provides indications to the system must have an OMS with which LNI can interface. An OMS is software that a Member uses to manage its order flow.

OMS integration adapter

When a trader logs on to the system, the Liquidnet integration adapter electronically transmits to the system orders from the Members OMS assigned to that trader. After the trader has logged on, the Liquidnet integration adapter periodically queries the Members OMS and updates the system with changes from the OMS relating to the traders orders.

OMS limit orders

Liquidnet may filter or make ineligible for trading indications of liquidity where the related OMS order has a limit instruction that is outside the market, as described below.

Additional information

The method of integration with a Member, including whether an OMS integration adapter is used, can vary based on the Members OMS and workflow.

Indication quantities

OMS order quantity and available quantity

OMS order quantity is the quantity specified in the Members OMS for a particular OMS order. Available quantity is the quantity specified in the Members OMS for a particular OMS order, less the quantity previously executed or placed at other trading venues, as specified in the Members OMS.

OMS order quantity and available quantity are determined by the Members OMS. A trader cannot change these quantities in the system except by changing the quantities in his or her OMS.

Working quantity

Working quantity for an indication received by the system defaults to the available quantity for that indication, but a trader can manually change his or her working quantity in the system to less than (but not more than) the available quantity. A traders working quantity sets the maximum quantity he or she can execute in a negotiation or through a Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. A trader can change his or her working quantity for an indication at any time prior to a negotiation.

Indication matching functionality

Regarding indication matching functionality, see clause (ii) below in this section relating to manual negotiation orders.

Minimum match quantity and negotiated execution size

See the response to Item 8 of this Part III.

Tolerance

See the response to Item 11.c. of this Part III.

Active, passive and outside status

See the response to Item 11.c. of this Part III.

(i)   Prioritization

General priority rules

The system lists active contras in the negotiation room based on time priority (when the contra went active), except that the contra that represents the LPC (see below) is listed above other contras. By default, a traders initial proposal is sent to the contra that is listed first in the negotiation room, but a trader can override this default by selecting a different contra prior to sending an invitation. If a trader submits a proposal from the match pop-up screen, the trader does not have the ability to view or select among multiple contras.

These general priority rules are subject to the exceptions set forth below in this sub-section.

Exceptions where sender cannot execute against a contra

The following exceptions apply where a trader has Liquidnet 5.9 or higher and the trader submits a negotiation proposal from a match pop-up:

* If the system determines that the quantity of the senders proposal is below the minimum quantity of an LPC contra, the system can transmit the senders proposal to a lower priority contra instead of the LPC.
* If the system determines that the sender has a limit price that is more restrictive than the mid-price and a higher priority contra has a mid-peg instruction, the system can transmit the senders proposal to a lower priority contra who does not have a mid-peg instruction.

Previous mid-peg invitation missed or declined by a trader

If a mid-peg invitation sent by a trader (Trader 1) is above the tolerance of a contra (Trader 2) and missed or declined by Trader 2 (or expires), (i) Trader 1 will be the only contra displayed to Trader 2 as active for a period of 30 seconds (and, thus, the only contra to whom Trader 2 can send an invitation during that period), and (ii) a trader at another Member firm will not see Trader 2 as active during this 30-second period (and, thus, cannot submit a proposal to Trader 2 during this 30-second period). The 30-second period is reduced to 10 seconds when Trader 2 declined the invitation from Trader 1 and specified the reason as Explicit Price Only.

(ii)   Conditions

Contras

Members transmit indications to LNIs indication matching engine. When a trader has an indication that is transmitted to the indication matching engine of the Negotiation ATS, and there is at least one other trader with a matching indication on the opposite side (a contra-party or contra), the system notifies the first trader and any contra. A matching indication (or match) is one that is in the same equity and instrument type, where both the trader and the contra are within each others minimum tolerance quantities as described below, and where each matching indication is eligible for matching based on the pricing conditions described below. Members cannot be matched with opposite side orders having the same Member ID.

Setting indications of liquidity to outside

A trader may set an indication to outside, which makes the indication ineligible for the indication matching engine of the Negotiation ATS. Indications that are eligible for the indication matching engine are considered in the pool.

Upon request, LNI can configure a Members indications to be automatically set to outside if the Member does not take an action on a match of the indication within a specified period of time after commencement of the match, as directed by the Member. LNI implements this configuration with an exception where the Member previously executed with one or more of the contras on the indication.

Price alerts

When a trader sets an indication to outside, the trader can set a price alert. The alert notifies the trader when the price set for the indication is back in the market.

Matches

The system determines matches based on the security IDs provided by each Member. The system only matches buy and sell indications for a security if they are of the same instrument type.

Matching indications with OMS limits - during market hours

During regular trading hours, indications with OMS limits are eligible for matching where the limit on a buy indication is at or above the applicable reference price and the limit on a sell indication is at or below the applicable reference price. The default reference price for regular trading hours is the bid (in the case of a buy indication) and the offer (in the case of a sell indication), but a Member can request that Liquidnet set the mid-price as the reference price.

Matching indications with OMS limits - pre-open and market open

Liquidnet allows matching of indications pre-open or at market open based on the following reference prices in the applicable stock:

* If there is a valid best bid and best offer in the market:
** The best bid (in the case of a buy indication) and the best offer (in the case of a sell indication)
* If a valid best bid and best offer is not available, last sale price
* If a valid best bid and best offer and last sale price are not available, most recent closing price.

Matching indications with OMS limits - after the close

Liquidnet only allows matching of indications after the close if the closing price is within each sides OMS limit.

Match pop-ups

In addition to a standard match notification, the system provides a larger alert to the trader on each side upon commencement of a match (also referred to as a match pop-up). A trader can close a match pop-up at any time. A trader also can request that LNI disable all match pop-ups for the trader from displaying upon the commencement of a match. Through an internal sales tool, an RM can request the refresh of a match pop-up, which has the following effect: (i) if the trader has previously closed the pop-up for that match, the system will send another match pop-up to the trader; and (ii) if the trader has not previously closed the pop-up and the pop-up is no longer visible to the trader because it is hidden behind another screen on the traders desktop, the system will attempt to make the pop-up visible to the trader.

Match break notification

The system notifies both sides if a match breaks. If a trader has Liquidnet 5.9 or higher and is active on an indication, the system further reports to the trader if a match break results from the contra changing the contras indication to outside status.

(iii)   Order types designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv)   Pegged orders

There are three types of negotiation proposals: priced; mid-peg; and closing price. A priced proposal has an associated price displayed to the contra and can only be executed at the indicated price. A mid-peg proposal does not have an associated price. A mid-peg proposal, if accepted, is executed at the mid-price at the time of execution. A closing price proposal, if accepted, is executed at the closing price for the stock. The closing price for a stock is determined by reference to the applicable market data feed sourced by Liquidnet, as described in this Form ATS-N. A closing price proposal cannot be executed if the execution price is more than 1.5% away from the mid-price as of the time of execution.

Prior to the open of trading, only priced proposals can be submitted during a negotiation. During the regular trading session in the primary market, only priced and mid-peg proposals can be submitted during a negotiation. After the close of the regular trading session, only closing price proposals can be submitted during a negotiation.

(v)   Routing

The Negotiation ATS does not route manual negotiation orders to other venues. These orders cannot interact with the H2O ATS.

(vi)   Time-in-force

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

(vii)   Modifications

A trader cannot modify a negotiation proposal.

After a trader submits a proposal, he or she can cancel that proposal by either:

* Clicking cancel, to cancel the proposal; or
* Clicking end, to terminate the negotiation (in this situation, LNI encourages the trader to send a chat notice to the contra).

If a trader cancels a proposal, he or she can resubmit another proposal.

(viii)   Availability of order types across all forms of connectivity

Manual negotiation orders are only available through Liquidnet 5.

C. LPC orders

Matching of LPC and manual negotiation orders

Members transmit indications to the indication matching engine, which is part of the Negotiation ATS. Traders at Member firm can manually negotiate on matching indications through Liquidnet 5. This is referred to as manual negotiation. A trader using Liquidnet 5 can negotiate against another manually negotiating trader or against the LPC, which stands for Liquidnet pool contra.

LNI can transmit all or a portion of a participants parent order as an indication eligible for matching through the Liquidnet indication matching engine. The following are the types of parent orders:

* Liquidnet algo order
* Liquidnet-only order

* LN auto-ex order
* Automated negotiation order
* Manual targeted invitation.

When a match occurs, the indication associated with the participants parent order is represented as an active indication (the LPC indication) to the contra trader with an indication (sometime referred to as the manual contra).

In this scenario, the system can negotiate on behalf of one or more participants that transmitted parent orders. The feature of the negotiation functionality that performs this negotiation is referred to as the Liquidnet pool contra or LPC. The functionality is referred to as auto-negotiation.

When the terms of a negotiation are agreed between a manual contra and the LPC, LNI transmits a firm order to the Negotiation ATS as a child order of the participants parent order. This is the LPC order. The word pool refers to the fact that the system can aggregate parent orders from multiple participants when negotiating with a manual contra.

Consistent with LNIs negotiation functionality, a manual contra can only negotiate with one contra on a match; the contra to the manual contra could be another manual negotiator or the LPC, negotiating on behalf of one or more participant parent orders.

The LPC only can negotiate with one manual contra at any time with respect to any match.

During the period that the LPC is involved in an auto-negotiation, child orders of the related parent order cannot execute in the H2O ATS.

The LPC will only execute in accordance with the price constraint instructions of the participants parent order.

Negotiations involving LPC orders

See the response to Item 11.c. of this Part III.

(i)   Prioritization

Where the LPC represents multiple contras, LNI executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. In addition, a same-side order may be unable to participate in an execution based on its minimum size being too large.

Regarding the prioritization between manual negotiation and LPC orders, see the discussion of Prioritization in the section above on manual negotiation orders.

(ii)   Conditions

An LPC indication can only match with a contra-side indication if the associated parent order for the LPC indication has a price constraint that is at or above the mid-price, in the case of a buy order, or at or below the mid-price, in the case of a sell order. The LPC can only transmit a proposal or accept a counter-proposal at the mid-price or better from the perspective of the LPC.

See sub-section D below for a description of the firm contra configuration and the associated order conditions.

(iii)   Order types designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv)   Pegged orders

The LPC can only transmit a proposal or accept a counter-proposal at the mid-price or better from the perspective of the LPC.

(v)   Routing

While the Negotiation ATS does not route orders, LNI, which routes LPC orders to the Negotiation ATS and LNI resting orders to the H2O ATS (as described in the Form ATS-N for the H2O ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LPC order to the Negotiation ATS-N and an LNI resting order to the H2O ATS. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

Manual negotiation orders only interact with the Negotiation ATS and do not interact with the H2O ATS.

(vi)   Time-in-force

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

(vii) Modifications

The LPC cannot modify a negotiation proposal. The LPC can cancel a proposal and resubmit another proposal.

(viii) Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

D. Firm contra configuration for LPC orders

(i) Prioritization

An order that has the firm contra configuration is included in the LPC (described above) and has the same priority as other LPC orders, except as otherwise set forth in this section.

(ii) Conditions

Associated parent order

Subject to the conditions and exceptions set forth in this section, LNI instructs the Negotiation ATS to apply the firm contra configuration to child orders where the parent order is (i) a Liquidnet-only order from an automated routing customer, or (ii) a Liquidnet algo or LN auto-ex order or a manual targeted invitation.

~~An automated routing customer can request that the firm contra configuration not apply, in which case, for any parent Liquidnet-only order from the customer, LNI will transmit a child order to the Negotiation ATS without the firm contra configuration~~

Any order received by the Negotiation ATS with the firm contra configuration is displayed to a trader with a matching contra-indication as a firm contra, except as otherwise described in this section.

Firm and conditional orders

The Negotiation ATS cannot execute an order with the firm contra configuration until LNI confirms that the applicable shares have not previously been executed in the H2O ATS. In addition, the parent order to an order that has the firm contra configuration can be firm or conditional. If the parent order is conditional, prior to executing the child order, the system send a request to the participants system to commit the shares on the order, and the participants system responds by sending all or a portion of its remaining unexecuted shares to LNIs systems (known as a firm-up). This firm-up request is used to protect the customer against over-execution. Participant firm-up rates are periodically reviewed by LNIs Execution Quantitative Services (EQS) personnel, with appropriate follow-up to the customer to address any issues.

Minimum size

A participant can designate a minimum size for any order that has the firm contra configuration.

Display

See the response to Item 15 of this Part III for information on the display of orders with the firm contra configuration.

Indication status

Execution against an order with the firm contra configuration changes the traders status on the applicable indication to active.

(iii) Orders type designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv) Pegged orders

~~Currently, an order with the firm contra configuration is only displayed to a Member when the limit price specified for a firm contra buy order is at or above the mid-price, or when the limit price specified for a firm contra sell order is at or below the mid-price (this is referred to as a firm contra mid order notification).~~

~~Effective on or after November 1, 2019, a~~All traders who have upgraded to a version of the Liquidnet desktop application that supports firm contra away functionality ~~will also be~~are enabled to receive firm contra away order notifications for US equities. A firm contra away order notification displays a firm contra order when the limit price specified for the firm contra buy order is below the mid-price (but equal to or above the best bid), or when the limit price specified for the firm contra sell order is above the mid-price (but equal to or below the best ask). In such cases, a trader who receives a firm contra away order notification may elect to create a firm contra accept that can execute at a price anywhere within the spread. A trader who is enabled to receive firm contra away order notifications but receives a firm contra mid order notification may elect to create either (i) a mid-only firm contra accept with an execution price pegged to the mid-price or (ii) a firm contra accept that can execute at a price anywhere within the spread.

A member may elect to only receive ~~firm contra mid order notifications~~ orders with the firm contra configuration when the limit price specified for a firm contra buy order is at or above the mid-price, or when the limit price specified for a firm contra sell order is at or below the mid-price (this is referred to as a firm contra mid order notification). In such cases, the trader ~~will~~is only ~~be~~ permitted to create a firm contra accept at an execution price pegged to the mid-price.

(v) Routing

While the Negotiation ATS does not route orders, LNI, which routes LPC orders (including LPC orders with the firm contra configuration) to the Negotiation ATS and LNI resting orders to the H2O ATS (as described in the Form ATS-N for the H2O ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LPC order (including an LPC order with the firm contra configuration) to the Negotiation ATS-N and an LNI resting order to the H2O ATS. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

(vi) Time-in-force

Any order that has the firm contra configuration is a day order. LNI cancels the order upon the participants cancel of the parent order.

(vii) Modifications

Modification of a parent order can result in modification of the associated child LPC order that has the firm contra configuration.

(viii) Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: (i) a Liquidnet-only order from an automated routing customer; or (ii) a Liquidnet algo or LN auto-ex order or a manual targeted invitation.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.